FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                    No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1
Press Release, dated July 29, 2009, announcing that Banco Santander registered attributable net profit of EUR 4.519 billion in the first half of 2009, a decline of 4% from a year earlier but up 9% compared to the second half of 2008

2	Presentation to Analysts for First Half of 2009

3	Press Release, dated July 29, 2009, announcing that Santander Consumer Finance and American International Group, Inc. (AIG) have agreed to combine their consumer finance businesses in Poland

Item 1
Press Release
Banco Santander net attributable profit
EUR 4.519 billion in the first half, down 4%
•	Profit was driven by growth in revenues (up 14%) almost double that of costs (up 8%). Excluding acquisitions and exchange rate effects, revenues were up 11% and costs flat.
•	Continental Europe contributed 50% of Group profit, Latin America 34% and U.K. 16%.
•	Loans rose by 16% and deposits by 36%. Excluding the exchange rate effect and not including the contributions of the 2008 acquisitions, growth in loans was 3% and in deposits 19%.
•	Continental Europe registered attributable profit of EUR 2,657 million, an increase of 13%. Loans grew by 1% and deposits by 17%.
•
In Latin America, attributable profit stood at $2,405 million or EUR 1,806 million (down 4%), with growth of 7% in loans and deposits, excluding the sale of Banco de Venezuela and the exchange rate effect.

•
Attributable profit in the U.K. totalled £790 million or EUR 885 million, up 41%. Loans grew by 43% and deposits by 66% in pounds following the integration of Alliance & Leicester and Bradford & Bingley.

•
The non-performing loan ratio was 2.82% and the coverage rate was 72%. NPLs in Spain stood at 2.72%. These rates compare very favourably with the average of the sector in the markets where the bank operates.

•	The efficiency ratio stands at 41.6%, improving 2.3 points from the year before, despite the integrations of A&L, B&B and Sovereign, with efficiency ratios worse than the Group average.
•	The capital ratios underline Banco Santander’s solvency, with a BIS ratio of 13.8% and core capital of 7.5%.
•	Acquisitions enhanced Santander’s geographical diversification. The U.K. accounts for 33% of loans and 31% of resources, while Sovereign accounts for 5% and 6%, respectively.
•	Banco Santander expects to match in 2009 the ordinary net profit of EUR 8,876 million registered in 2008 and to maintain shareholder remuneration at EUR 4,812 million.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, July 29th, 2009 — Banco Santander registered net attributable profit of EUR 4,519 million in the first half of 2009, a decline of 4% from a year earlier but up 9% compared to the second half of 2008. Second quarter profit, which amounted to EUR 2,423 million, was the second highest in the Bank’s history, only below the result achieved in the same period of last year, when profit totalled EUR 2,524 million.
Banco Santander expects to match in 2009 the ordinary net profit of EUR 8,876 million registered in 2008 and to maintain shareholder remuneration at EUR 4,812 million.
Year-on-year comparisons are affected by the integration of Alliance & Leicester and the deposits and distribution channels of Bradford & Bingley (B&B) in the U.K., which contributed EUR 161 million in the first half, as well as five months of Sovereign, which registered an attributable loss of EUR 26 million. Moreover, the depreciation of the pound sterling and of the currencies in the main Latin American countries where the Bank operates has an impact of between six and seven percentage points in profit growth in euros. Excluding these effects, the Group’s attributable profit would be practically the same as in the first half of 2008.
The quarter’s earnings reflect the Group’s management priorities, which are focused on growing revenues, properly managing growth and profitability, with flat costs and provisions according to expectations, but with a very active management of recoveries. At the same time, Santander is taking all steps needed to extract value from recent acquisitions, leveraging synergies generated by their integration into the Group, which are starting to contribute to cost performance in U.K, Brazil and Germany.
Results
The financial crisis and the economic slowdown have resulted in slower growth in activity and increased non-performing loans, which have required greater provisions. These effects have been offset by managing margins to adapt to the situation, enabling revenues to grow by 11% and costs to remain about flat, without the exchange rate effect and the impact of acquisitions. Including these, revenue grew by 14%, which is almost double the growth in costs (8%)

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Performance in costs and revenues allowed Banco Santander’s efficiency ratio to improve 2.3 points from a year earlier to 41.6%, positioning the Bank among the best in the world. The improvement in efficiency was possible despite the integration in the first quarter of A&L, B&B and Sovereign, where the cost/income ratio is clearly worse than the Group’s average.
In Spain, the Santander branch network’s efficiency ratio stood at 38% and Banesto’s at 39.9%. Latin America’s stood at 37.3%, while U.K. continued its progress, to 41%. Abbey’s costs came to more than 70% of revenues in 2004, the year Santander acquired the bank. Sovereign’s efficiency ratio improved 8.4 points in a single quarter, bringing the ratio at the end of the first half to 66.1%, showing significant potential for enhancement. Improving efficiency enabled net operating income to grow 19% from 2008’s first half to EUR 11,314 million.
Santander’s earnings capacity enabled it to contribute EUR 4,626 million to its provisions for insolvencies, while obtaining a very similar figure for ordinary net attributable profit, EUR 4,519 million. These provisions increased by 61%, reflecting a significant slowdown in their growth. Provisions for insolvencies grew 73% in the first quarter of 2009 compared to the same period of 2008 and increased 51% in the second quarter. The Group has reserves for loan losses of EUR 15,727 million, of which EUR 6,163 million are generic provisions.
The Group’s NPL rate stood at 2.82%, up 1.39 point from the year before. Coverage was 72%, compared to 120% in June 2008. Santander’s NPL rate is well below the average of all markets in which it operates. In Spain, Santander’s NPL rate amounted to 2.59% and Banesto’s to 2.32%. Moreover, the net increase in NPLs in the second quarter was 29% less than that of the first quarter. NPLs in the U.K. came to 1.54% (including A&L y B&B) and 3.97% in Latin America.
In the second quarter, Santander Brazil had a capital gain of EUR 262 million from the sale of a 5.67% stake in Visanet Brazil which has been fully used to strengthen the balance sheet. In July, Santander Brazil sold an additional 2%, with a capital gain of around EUR 95 million, which will also be used for provisions.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

By geographical areas, Continental Europe recorded attributable profit of EUR 2,657 million (up 13%), while Santander’s branch network, the main unit, registered EUR 1,070 million (up 9%). U.K. profit grew 63% in pounds sterling, to £790 million (EUR 885 million, up 41%) backed by a 68% increase in revenues and costs growing at 48% in pounds. These increases would stand at 27% and 1% excluding acquisitions.
In Latin America, attributable profit stood at $2,405 million in dollars, its operating currency. In euros, attributable profit was EUR 1,806 million, down 4%. The greatest contribution came from Brazil, which generated a profit of EUR 961 million, followed by Chile, which contributed EUR 257 million and Mexico, with EUR 250 million. These amounts represent 12% growth in Brazil, 9% in Chile and a 29% fall in Mexico, measured in their respective currencies. Mexico is affected by the economic crisis and the so-called A-type flu.
These results highlight the advantages of geographical and business diversification, the recurrence of revenues and profit and their contribution to the strength of the balance sheet, anticipating provisions. This was accomplished in a very difficult environment in international banking, owing to economic contraction and market volatility.
Continental Europe accounts for 50% of Grupo Santander’s profits, Latin America 34% and U.K 16%.
The Santander branch network’s profit was above EUR 1,000 million for the first time in a half, while Brazil and UK are close to this amount.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Business
Growth continued to be more focused on deposits than loans, whose growth was affected by by lower demand resulting from the global crisis. Deposits grew by 36% and loans by 16%, driven by the incorporation of A&L, B&B and Sovereign, and excluding the Banco de Venezuela portfolio, which in June was temporarily accounted for as assets available for sale until its exit from the balance, following the completion of the transaction in July. Without these movements, and excluding the impact of exchange rates, growth in business continues to be strong, with 19% in deposits and 3% in loans, despite the situation facing the world economy. The greater growth in deposits allows for greater internal funding of loans, of particular value in the current environment of scarce liquidity.
Banco Santander closed June, 2009, with managed funds of EUR 1.272 trillion, an increase of 14%. Of this amount, EUR 1.148 trillion are on the balance sheet, an increase of 19%.
Santander net lending came to EUR 694,068 million at the end of the first half, an increase of 16% in euros or 3% before the exchange rate effect and excluding the incorporation of new units and exit of others.
In Continental Europe, customer lending grew by 1% to EUR 330,430 million. In Spain, lending by the Santander branch network and Banesto was unchanged. In Portugal, Santander Totta rose by 2%. Santander Consumer increased lending by 17%, with an increase of nine percentage points from the acquired businesses.
In Latin America, loan volume was EUR 97,305 million, a decline of 2% in euros but an increase of 7% if the sale of Banco de Venezuela and exchange rate effects are excluded. In local currencies, lending in Brazil grew by 16%, in Chile by 2%, while Mexico fell by 6%, affected by the slowdown in the cards business.
The United Kingdom closed the first half with loan volume of EUR 227,793 million, an increase of 33% in euros and 43% in pounds. Abbey’s mortgage business grew by 5% to EUR £124,100 million, while A&L’s mortgage portfolio fell by 8% to £37,100 million, for total mortgage lending of £161,200 million. Business lending, a priority area for the Group, grew by 3% to £19,700 million.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

In savings, customer funds under management rose by 9% in euros to EUR 884,425 million at the close of June, 2009, with no significant variation if exchange rate impact and changes in the accounting perimeter are excluded. Customer deposits, excluding securities repurchase agreements, rose by 36%, or by 19% if the impact of the new acquisitions and currency fluctuations are excluded.
Customer deposits in Continental Europe rose by 17% to EUR 177,118 million. In Spain, the Santander branch network increased deposits by 13% and Banesto by 9%. Deposits in Portugal rose by 15% and in Santander Consumer Finance by 42%.
Deposits in Latin America came to EUR 107,619 million, a decline of 6%, caused by the sale of Banco de Venezuela and depreciation of local currencies against the euro. Without these factors and excluding repos, deposits grew by 7%. In Brazil, deposits rose by 6%, in Mexico by 2% and in Chile fell by 3%, all in local currencies.
In the United Kingdom, deposits were increased by 54% in euros and by 66% in pounds, to EUR 162,882 million.
Improved diversification
In 2008, Santander acquired Alliance & Leicester (October 10) and the deposits and distribution channels of Bradford & Bingley (September 29). Following these acquisitions, Santander had a market share of 10% in deposits and 13% in mortgages in the U.K. The Group has become the second largest mortgage bank in the market and the third largest in retail deposits, with 1,329 branches and 25 million customers.
Banco Santander also completed on January 30, 2009, the acquisition of 100% of Sovereign Bancorp, in which the Bank already had a 24.35% stake. Sovereign was incorporated into Group accounts from February 1. Sovereign contributed $53,093 million in loans (EUR 37,564 million) and customer deposits of $49,376 million (EUR 34,934 million). Since the acquisition of Sovereign was announced, the outflow of deposits has been staunched. At the end of June, deposits were $6,200 million higher than in September, 2008, driven by time deposits.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

These acquisitions, in addition to that of Banco Real in 2007 and smaller parchases in consumer finance, have contributed to enhance Santander’s geographic and currency diversification. This geographic diversification, always with a focus on commercial and retail banking, is one of the hallmarks of Banco Santander’s identity.
On July 3rd, the sale of Banco de Venezuela to Banco de Desarrollo Económico y Social, a Venezuelan state entity, was completed for the amount of US$1.050 million.
At the end of June, Continental Europe represented 48% of lending and 40% of deposits; the United Kingdom 33% and 31%, respectively; Latin America 14% of loans and 23% of deposits and Sovereign 5% and 6%, respectively.
The share and the dividend
At the close of the first half, Banco Santander’s eligible capital came to EUR 77,165 million, with a surplus of EUR 32,411 million above the required regulatory minimum. With this capital base, the BIS ratio, using Basel II criteria, comes to 13.8%, Tier I to 9.4% and core capital to 7.5%. These ratios underline Santander’s capital strength.
The Santander share ended June at EUR 8.560, a rise of 26.8% during 2009’s first half. During July, the share price continued to improve, approaching EUR 10 a share, for a market capitalization of EUR 80,000 million, making Santander the world’s sixth largest bank by stock market value. The Board of Directors approved in June the first dividend against 2009 results of EUR 0.135234 a share, unchanged from the year-earlier dividend. The dividend will be paid from Aug. 1.
At the close of the first quarter, Santander had 3,061,966 shareholders. Total employment in the Group was 177,781, serving around 90 million customers in 14,108 branches, making Santander the international financial group with the most shareholders and the largest branch network.
Más información en: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Income statement
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%

Net interest income	12,656	10,192	2,464	24.2

Dividends	241	319	(78)	(24.5)
Income from equity-accounted method	(3)	152	(154)	—
Net fees	4,538	4,539	(1)	(0.0)
Gains (losses) on financial transactions	1,840	1,574	266	16.9
Other operating income/expenses	96	163	(66)	(40.7)

Gross income	19,368	16,937	2,430	14.3

Operating expenses	(8,054)	(7,436)	(618)	8.3
General administrative expenses	(7,269)	(6,749)	(520)	7.7
Personnel	(4,165)	(3,922)	(243)	6.2
Other general administrative expenses	(3,104)	(2,827)	(277)	9.8
Depreciation and amortisation	(785)	(686)	(98)	14.4

Net operating income	11,314	9,502	1,812	19.1

Net loan-loss provisions	(4,626)	(2,880)	(1,746)	60.6
Impairment losses on other assets	(265)	(28)	(237)	830.8
Other income	(510)	(351)	(159)	45.3

Profit before taxes (w/o capital gains)	5,913	6,243	(330)	(5.3)

Tax on profit	(1,243)	(1,357)	114	(8.4)

Profit from continuing operations (w/o capital gains)	4,670	4,886	(215)	(4.4)

Net profit from discontinued operations	61	118	(58)	(48.7)

Consolidated profit (w/o capital gains)	4,731	5,004	(273)	(5.4)

Minority interests	212	274	(61)	(22.5)

Attributable profit to the Group (w/o capital gains)	4,519	4,730	(211)	(4.5)

Net extraordinary capital gains and allowances*	—	—	—	—

Attributable profit to the Group	4,519	4,730	(211)	(4.5)

EPS (euros) (1)	0.5318	0.6620	(0.1301)	(19.7)

Diluted EPS (euros) (1)	0.5291	0.6588	(0.1298)	(19.7)

Pro memoria:
Average total assets	1,099,651	935,426	164,225	17.6
Average shareholders’ equity	63,875	50,850	13,024	25.6

(1).-	H1’08 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

(*).-	H1’09 results include the capital gains from the disposal of Visanet for EUR 262 million and an extraordinary allowance for the same amount.
Customer loans
Million euros

			Variation
	30.06.09	30.06.08	Amount	%	31.12.08

Public sector	9,665	6,574	3,091	47.0	7,668
Other residents	228,776	233,521	(4,745)	(2.0)	230,783
Commercial bills	10,622	15,954	(5,332)	(33.4)	14,874
Secured loans	123,471	125,889	(2,418)	(1.9)	123,566
Other loans	94,684	91,678	3,006	3.3	92,343
Non-resident sector	470,816	369,781	101,035	27.3	400,903
Secured loans	285,771	206,931	78,840	38.1	229,761
Other loans	185,045	162,849	22,196	13.6	171,142

Gross customer loans	709,257	609,876	99,381	16.3	639,354

Loan-loss allowances	15,189	10,955	4,234	38.6	12,466

Net customer loans	694,068	598,920	95,148	15.9	626,888

Pro memoria: Doubtful loans	21,504	9,525	11,979	125.8	13,968
Public sector	14	1	13	—	1
Other residents	8,407	3,439	4,968	144.4	6,208
Non-resident sector	13,083	6,085	6,999	115.0	7,759

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Customer funds under management
Million euros

			Variation
	30.06.09	30.06.08	Amount	%	31.12.08

Public sector	14,089	11,742	2,347	20.0	13,720
Other residents	118,401	109,456	8,945	8.2	117,776
Demand deposits	55,873	51,123	4,749	9.3	51,300
Time deposits	44,748	40,420	4,327	10.7	46,783
REPOs	17,781	17,913	(132)	(0.7)	19,693
Non-resident sector	351,284	253,383	97,900	38.6	288,734
Demand deposits	188,329	119,105	69,224	58.1	151,774
Time deposits	137,586	103,415	34,171	33.0	115,620
REPOs	17,201	27,517	(10,316)	(37.5)	17,187
Public Sector	8,167	3,345	4,822	144.2	4,153

Customer deposits	483,774	374,582	109,192	29.2	420,229

Debt securities	221,454	240,825	(19,370)	(8.0)	236,403
Subordinated debt	41,687	35,788	5,900	16.5	38,873

On-balance-sheet customer funds	746,916	651,194	95,722	14.7	695,506

Mutual funds	94,630	119,348	(24,718)	(20.7)	90,306
Pension funds	10,706	11,324	(618)	(5.5)	11,128
Managed portfolios	17,950	17,062	888	5.2	17,289
Savings-insurance policies	14,223	10,484	3,739	35.7	12,338

Other customer funds under management	137,509	158,218	(20,709)	(13.1)	131,061

Customer funds under management	884,425	809,412	75,012	9.3	826,567

Shareholders’ equity and minority interests
Million euros

			Variation
	30.06.09	30.06.08	Amount	%	31.12.08

Capital stock	4,078	3,127	951	30.4	3,997
Additional paid-in surplus	29,309	20,370	8,939	43.9	28,104
Reserves	32,113	28,212	3,901	13.8	28,024
Treasury stock	(320)	(50)	(270)	538.5	(421)

Shareholders’ equity (before profit and dividends)	65,180	51,660	13,520	26.2	59,704

Attributable profit	4,519	4,730	(211)	(4.5)	8,876
Interim dividend distributed	—	—	—	—	(1,711)
Interim dividend not distributed	(1,103)	(846)	(257)	30.4	(3,102)

Shareholders’ equity (after retained profit)	68,596	55,544	13,052	23.5	63,768

Valuation adjustments	(4,433)	(2,126)	(2,307)	108.5	(8,300)
Minority interests	2,683	2,490	193	7.8	2,415

Total equity (after retained profit)	66,845	55,908	10,938	19.6	57,883

Preferred shares and securities in subordinated debt	10,054	7,384	2,671	36.2	8,673

Total equity and capital with the nature of financial liabilities	76,900	63,292	13,608	21.5	66,555

Computable capital and BIS II ratio
Million euros

	30.06.09	31.12.08

Core capital	41,983	38,968
Basic capital	52,563	46,894
Supplementary capital	27,038	25,225
Deductions	(2,436)	(3,816)

Computable capital	77,165	68,302

Risk-weighted assets	559,421	514,003

BIS II ratio	13.8	13.3
Tier I (before deductions)	9.4	9.1

Core capital	7.5	7.5

Shareholders’ equity surplus (BIS II ratio)	32,411	27,182

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Item 2
ACTIVITY AND RESULTS First Half200929 July 2009

Important information

2

Banco Santander, S.A. ("Santander") cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC"), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation.

Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Santander

3 Agenda??Group highlights H1’09??Business areas performance H1’09 ??Conclusions??Appendix

4 In Q2’09 Santander maintains its model’s soundness Consistent resultsAmid the global recession we maintain our capacity to generate higher earnings than our competitors??Backed by the operating areas’performance ...??...the income statement shows strong underlying business ...Balance sheet strength??Low risk retail balance sheet-Better portfolio quality in core markets ...-...and large provisions??Capital base strength-High quality core capital : 7.5% ... -...with notable free capital generation??...and reflects the management priorities:-Revenues increase??Mix management of volume / return-Flat costs??Discipline / synergies-Provisions according to forecasts??Active management of risks / recoveries12345

5

1 Grupo Santander maintained consistent results, all of them recurrent …

Group's attributable profit


EUR Million
-4%
2,206
2,524
2,205
1,941
2,096
2,423
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Group's attributable profit


EUR Million
-4%
4,730
4,146
4,519
+9%
H1'08
H2'08
H1'09

… with no impact on profit from recent disposals either made or underway (Venezuela, Cepsa, Visanet, issues exchange)

Santander

6 Better operating areas performance, partly thanks to the perimeter...
Perimeter contribution: + EUR 144 mill. in H1’09 (+ EUR 46 mill. in Q1)2,7532,5682,2912,3832,3582,491Q1’08Q2Q3Q4Q1’09Q2Operating areas attributable profit+17%EUR Million4,8494,6745,322H1’08H2’08H1’09Operating areas attributable profit+10%+14%EUR Million1

7

1 … but mainly because of its diversification and strong resilience to the cycle

Continental Europe: Commercial units


EUR mill.
-3%
1,013
1,029
911
875
1,036
995
-4%
Q1'08
Q2
Q3
Q4
Q1'09*
Q2*

(*) SCF perimeter Q1: EUR -1 mill.; Q2: EUR +10 mill.

Continental Europe: GBM and others


EUR Mill.
+260%
197
104
178
361
253
373
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Attributable profit diversification*


EUR Mill. and %
Commercial Units Europe
SAN Network+ Banesto 27%
SCF+Portugal 11%
UK
16%
Brazil 18%
16%
12%
Europe Global
Other Latam

United Kingdom


£ Mill.
+67%
235
250
252
254
372
419
+13%
Q1'08
Q2
Q3
Q4
Q1'09*
Q2*

(*) Perimeter Q1: £ +60 mill.; Q2: £ +84 mill.

Brazil


Constant US$ million
+25%
596
543
542
464
601
679
+13%
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Other Latam


Constant US$ million
Venezuela's disposal
-10%
585
582
636
578
600
525
-12%
Q1'08
Q2
Q3
Q4
Q1'09
Q2

(*) Over H1'09 operating areas attributable profit excluding EUR -26 million from Sovereign

Santander

8

2 The P&L highlights the resilience of the underlying business and the management focus for the year …

Group results EUR Million	H1'09	H1'08	Var. H1'09/H1'08 %	Var. H1'09/H1'08 % excl. fx / perimeter
Net interest income	12,656	10,192	+24.2	+18.1
Fees	4,538	4,539	0.0	-4.5
Trading gains, other*	2,174	2,206	-1.5	+6.5
Gross income	**19,368**	**16,937**	**+14.3**	**+10.5**
Operating expenses	-8,054	-7,436	+8.3	+0.3
Net operating income	**11,314**	**9,502**	**+19.1**	**+18.5**
Loan-loss provisions	-4,626	-2,880	+60.6	+51.2
Profit (excl. cap. gains)	**4,519**	**4,730**	**-4.5**	**-2.1**
Visanet capital gains**	262			
Extraordinary allowances	-262			
Attributable profit	**4,519**	**4,730**	**-4.5**	**-2.1**
EPS (in euros)	0.5318	0.6620	-19.7	n.s.

(*) Including dividends, equity method and other operating results. Trading gains change o/H1'08: +16.9%

(**) Sale of 5.67% stake in Visanet. Not including additional capital gains from the greenshoe sale (2%) in July (approx. EUR 95 million)

Santander

9

2 With a better "recurrent snapshot" than that of Q1'09

	Var. H1'09/H1'08 % excluding fx / perimeter	Var. Q1'09/Q1'08 % excluding fx / perimeter	
Net interest income	+18.1	+18.8	A Soundness of the most basic revenues
Fees	-4.5	-7.7	
Gross income	**+10.5**	**+10.5**	
Operating expenses	+0.3	+1.8	B Cost management
Net operating income	**+18.5**	**+17.5**	
Loan-loss provisions	+51.2	+67.8	C More provisions but decelerating
Net operating income net of loan-loss provisions	**+4.3**	**-1.7**	

Santander

10

3A The most commercial revenues remained solid in the quarter, mainly backed by net interest income ...

Net interest income + commissions + insurance activity


EUR billion
Commissions and insurance activity
Net interest income
Perimeter
7.3
7.6
7.9
7.5
8.3
9.1
2.4
2.3
2.4
2.2
2.1
2.2
4.9
5.3
5.5
5.3
5.4
5.9
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Continental Europe


EUR billion
3.2
3.3
3.4
3.5
3.9
4.0
Q1'08
Q2
Q3
Q4
Q1'09
Q2

United Kingdom


£ Million
621
625
674
731
1,038
1,097
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Latam


Constant US$ billion
4.6
4.7
4.9
5.0
4.9
5.2
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Santander

11

3A ... resulting from spreads management in a scenario of falling interest rates and lower volume growth

Customer spreads. Group's total



In percentage
Total
4.57
4.66
4.63
4.76
4.65
4.39
Loans
2.57
2.66
2.60
2.78
3.18
3.32
Deposits
1.99
2.00
2.03
1.98
1.47
1.07
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Volumes. Group's total



Var. Jun '09 / Jun '08 (%)
Accounting
Excl. perimeter and fx
+16
+36
+3
+19
Loans
Deposits excl. Repos
Loans
Deposits excl. Repos

Net interest income growth



Change H1'09 / H1'08 (%)
SAN Network + Banesto
+18.0%
SCF
+42.9%
Excl. perimeter: (+24.0%)
Portugal
+9.9%
United Kingdom (£)
+91.2%
Excl. perimeter : (+38.7%)
Brazil (real)
+16.7%
Mexico (pesos)
-8.0%
Chile (pesos)
-0.5%

Santander

12

3B Strict cost control with good performance of the envisaged synergies ...

Operating expenses*


EUR million
+8%
7,436
8,054
1,032
Perimeter
7,022
H1'08
H1'09
Excluding perimeter and exchange rate: +0.3%

(*) Including personnel + general expenses + amortisations

UK synergies (Abbey + A&L + B&B)


£ million
2,096
2,130
138
1,992
+1.6%
Year 1 target: 90 mill. approx.**
2008* costs
2009 theoretical cost
Cost savings
H1'09 cost annualised
(*) Including A&L and B&B

Germany synergies


EUR million
570
576
56
520
+1%
2008* costs
2009 theoretical cost
Cost savings
H1'09 cost annualised
(*) With RBS proforma

Brazil synergies


Real million
12,390
13,009
1,327
11,682
+5%
Year 1 target: 800 mill.
2008* costs
2009 theoretical cost
Cost savings
H1'09 cost annualised

Note: 2009 calculation of theoretical cost applying inflation
(**) £ 70 mill. from A&L and approx. 25% B&B costs in direct distribution channels

Santander

13

3B Expenses mainly flat in all units, with further improvement of the Group's efficiency ratio

Expenses performance (excl. perimeter and forex)

	Change o/ H1'08 (%)
SAN branch network	+0%
Banesto	+1%
SCF	-0%
Portugal	-1%
United Kingdom (in £)	+1%
Brazil (in real)	-3%
Mexico (in pesos)	+2%
Chile (in pesos)	+2%
Group	+0.3%

Efficiency ratio* Group total: 41.6% (-2.3 p.p.)

	Efficiency ratio	Change o/ H1'08
Continental Europe	35.4%	-3.0 p.p.
United Kingdom	41.0%	-5.8 p.p.
Latin America	37.3%	-5.5 p.p.
Sovereign	66.1%	

[74.5% in Q1'09]

(*) Efficiency ratio with amortisations

Santander

14 Provisions continue increasing over 2008, although specific ones decelerate and there is less need for generic
(*) Including country-risk
** Including release of EUR 380 mill. because of substandard -175-96-158-730-408-193Q108Q2Q3Q4Q1’09Q2Generic provisionsEUR million **1,3461,6312,0002,6822,6372,694Q108Q2Q3Q4Q1’09Q2EUR million -2%1,9672,1111,2811,5991,7871,9342,4172,209Q108Q2Q3Q4Q1’09Q2EUR million +51%Group provisions*Perimeter impact +7%Specific provisions3C

3C

The release of generic provisions, mainly in Spain, continues as forecasted ...

15

Loan-loss provisions* by geographic areas

Year-on-year change

EUR million	Specific** H1'09	Specific** H1'08	Specific** Change		Generic H1'09	Generic H1'08	Generic Change	
Europe	2,196	950	+1,246	SAN + Banesto: +582 SCF: +412	-597	120	-717	SAN + Banesto: -581 SCF: +38 GBM: -100
UK	477	176	+301	→ A & L: +139	-62	-29	-33	
LatAm	2,393	1,829	+564	Brazil: +365 Mexico: +96 Chile: +63	71	-410	+481	Brazil: +460
Other	264	22	+242	Sovereign: +259	-13	48	-61	Sovereign: +11
Total	**5,330**	**2,977**	**+2,353**		**-601**	**-271**	**-330**	

(*) Excluding country-risk. Positive data: provision; negative data: release.
(**) Specific loan-loss provisions are reduced by written-off assets recoveries

Santander

16

3C Large on-balance sheet provisions, strengthened by EUR 6.2 bill. of generic ones to face the coming quarters

On-balance sheet loan-loss provisions


EUR million
Total provisions
Specific
Generic
7,902
3,177
4,725
8,627
2,960
5,667
9,302
3,275
6,027
12,863
6,682
6,181
15,166
8,905
6,261
15,727
9,564
6,163
Dec 05
Dec 06
Dec 07
Dec 08
Mar 09
Jun 09
Spain: 3,000
Other Europe: 1,252
America: 1,911
Spain: Generic provisions
3,837
3,431
3,000
Dec'08
Mar'09
Jun'09

Santander

17

4 Balance sheet strength: credit quality

In a sharp slowdown scenario, Santander maintains good levels of credit quality in all areas …

NPLs and coverage ratios. Group

Percentage


1.24
1.43
1.71
2.04
2.49
2.82
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09


134
120
105
91
80
72
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09

NPL ratio

June'09


2.72%
1.54%
3.97%
Spain
UK
Latam

Coverage ratio

June'09


71%
45%
97%
Spain
UK
Latam

4 Balance sheet strength: credit quality 18

Balance sheet strength: credit quality

Santander compares very well with its peers at Group level and in the main markets where we operate

Group ratios (Mar.'09)


NPL ratio
2.49%
3.79%
SAN
European peers*
Coverage ratio
80%
56%
SAN
European peers*

Spain


NPLs in %
Banks + Savings Banks
0.83
1.11
1.61
2.56
3.32
4.20
4.60 (May)
0.64
0.88
1.08
1.50
1.95
2.40
2.72 (Jun.)
SAN Group
Dec'07
Mar'08
Jun'08
Sep'08
Dec'08
Mar'09
Jun'09

Sector's Source: Banco de España

United Kingdom**


NPLs in %
Sector
1.10
1.21
1.33
1.44
1.88
2.39
0.69
0.72
0.72
0.77
0.93
1.13
SAN Group
Dec'07
Mar'08
Jun'08
Sep'08
Dec'08
Mar'09

Sector's Source: Council Mortgage Lenders

Latin America**


NPLs in %
Sector
3.8%
3.9%
3.9%
4.0%
4.4%
4.9%
3.2%
3.5%
3.5%
3.7%
4.0%
4.4%
SAN Group
Dec'07
Mar'08
Jun'08
Sep'08
Dec'08
Mar'09

Sector's Source: Central Banks

(*) Average European banks included in our peer group
(**) Data in local criteria, on a like-for-like basis with the sector's sources

Santander

19 6.1%5.9%6.3%7.5%7.3%7.5%200520062007Dec’08Mar’09Jun’09Core capital performancePrevious target 6%Current target 7%Note:2008 and 2009 according to BIS II, previous data according to BIS I Strong capital base5Solvency “best in class”thanks to solid core capital and high capacity to generate free capital

20 Exchange of securities eligible as equity??Global exchange offer: 30 issues for a nominal amount of EUR 9.1billion??Amount attending the exchange offer until 22 July (Europe and the UK): 21 issues for a nominal amount of EUR 5,740 million??Acceptance percentage (Europe and the UK): 54%??Capital gains on the exchanged amount: EUR 555 million??The offer for the remaining EUR 3,360 million is underway in theUS. The outcome will be known by August??Total capital gains will be fully allocated to g eneric provisionsExchange offer

21 Agenda??Group highlights H1’09 ??Business areas performance H1’09??Conclusions??Appendix

Continental Europe H1'09

22

Recurrent revenues in retail, very good first-half in GBM and cost control lay the foundations of our results

Attrib. profit: EUR 2,657 million



Var. H1'09 / H1'08 (%)
Excluding perimeter
Gross income
+18.4%
+11%
Expenses
+9.0%
+0%
Net operating income
+24.3%
+18%
Net oper. inc. net of LLPs
+15.9%
+15%
Attributable profit
+13.4%
+13%

Net operating income



EUR Million
Total
Global businesses
Retail banking
2,166
2,157
2,252
2,528
2,605
2,769
1,833
1,907
1,957
1,985
2,201
2,244
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Attributable profit



EUR Million
1,210
1,133
1,089
1,236
1,289
1,290
1,368
1,358
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Perimeter impact

Santander

23

Continental Europe main units H1'09

EUR Mill. and % o/ H1'08

The three large retail units and GBM increased their recurrent profit. Consumer impacted by environment and perimeter

Gross income: 8,311 mill.; +18.4%	Net operating income: 5,373 mill.; +24.3%	Attributable profit: 2,657 mill.; +13.4%


SAN branch network
2,776
+3.6%
1,722
+5.7%
1,070
+9.0%
Banesto
1,294
+4.8%
778
+7.6%
368
-8.1%
[+6%]*
Santander Consumer Finance
2,073
+34.9%
1,502
+35.3%
307
-19.7%
Portugal
644
+4.9%
379
+9.2%
285
+2.8%
+12%
+15%
-1%
Rest
997
1,524
+59.9%
755
991
+93.3%
543
627
+108.2%
GBM
GBM
GBM

(*) Attributable profit to the Group w/o extraordinary allowances

Santander

Santander Branch Network H1'09

24

Management drivers

- **Spreads management vs. lower growth**

Volumes

Var. Jun'09 o/ Jun'08



+0%
+13%
Loans
Deposits

Net interest inc. / ATAs



2.83%
3.35%
H1'08
H1'09

- **Costs management:** flat 6 straight quarters
- **Risk management:** unit of recoveries created
  - Q2'09 entries: the best in the last five quarters
  - Increased share in recoveries

Recoveries / gross entries



59%
78%
Q2'08
Q2'09

Results

Gross income

Base 100: Q1'08



100
100
99
103
103
104
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Efficiency ratio

% var. H1'09/H1'08



+3.6
+0.4
Revenues
Expenses
39.2%
38.0%
H1'08
H1'09

Net operating income / Provisions

EUR million



Var.Q2'09/Q2'08
Net op. income
Provisions
Net op. income net of LLPs
814
815
804
867
859
864
698
648
574
736
754
725
+6.0%
+11.9%
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Santander

25

Banesto H1'09

Management drivers

- **Spreads management vs. lower growth**

Volume

Var. Jun'09 o/ Jun'08


+0%
+9%
Loans
Deposits

Net interest inc. / ATAs*


2.58%
2.98%
H1'08
H1'09

*Retail banking

- **Costs management:** flat 6 straight quarters
- **Risk management:** credit quality ratios within the best among peers
- **Extraordinary allowance:** EUR 77 million

Results

Gross income

Base 100: Q1'08


100
103
103
101
104
108
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Efficiency ratio

% var. H1'09/H1'08


+4.8
+0.9
Revenues
Expenses
41.4%
39.9%
H1'08
H1'09

Net operating income / Provisions

EUR million


Var. Q2'09/Q2'08
Net op. income
Provisions
Net op. income net of LLPs
355
369
366
353
378
401
+8.7%
293
299
292
259
297
308
+3.0%
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Santander

Santander Consumer Finance H1'09

26

Management drivers

- **Spreads management and volume growth**

Loan spreads


3.78
3.76
3.85
4.03
4.32
4.61
Q1'08 Q2 Q3 Q4 Q1'09 Q2

Volumes

Var. Jun'09 o/ Jun'08


+17%
+42%
Loans*
Deposits*

(*) Excl. perimeter: +8%; +28%

- **Costs control**
  - Spain costs: -8.6% o/H1'08
  - Obtaining synergies from GE and RBS integrations
  - Focusing on units in core countries
- **Focus on provisions / recoveries**


Maintaining **high coverage ratios**
90%
86%
90%
NPLs as forecasted
3.49%
4.18%
5.14%
Jun'08
Dec'08
Jun'09

Results

Gross income

Base 100: Q1'08


100
111
118
125
142
142
Q1'08 Q2 Q3 Q4 Q1'09 Q2

Efficiency ratio

% var. H1'09/H1'08


+34.9*
+33.6*
27.8%
27.5%
Revenues
Expenses
H1'08
H1'09

(*) Excl. perimeter: +17%; -0.3%

Net operating income / Provisions

EUR million


Var.Q2'09/Q2'08
Net op. income
Provisions
Net op. income net of LLPs
516
594
617
668
745
757
+27.5%*
248
307
253
196
244
253
-17.7%**
Q1'08 Q2 Q3 Q4 Q1'09 Q2

(*) Excl. perimeter: +16%

(**) Excl. perimeter: -25%

Santander

Portugal H1'09

27

Management drivers

- **Assets spreads, focus on deposits and SMEs growth**

Volumes

Var. Jun'09 o/ Jun'08


+2%
+15%
Loans
Deposits

Net interest inc. / ATAs


1.74%
1.78%
H1'08
H1'09

Loans: +2%

Var. Jun'09 o/ Jun'08


+1%
+7%
+5%
Individuals
SMEs / Businesses
Companies

Savings: +6%


+15%
-24%
+23%
Deposits
Mutual + Pen. funds
Insurance Savings-Inv.

- **Expenses management:** reduction in absolute terms
- **Larger provisions because of cycle and standardization**

Results

Gross income

Base 100: Q1'08


100
100
99
97
107
103
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Efficiency ratio

% var. H1'09/H1'08


+4.9
-0.6
Revenues
Expenses
43.3%
41.0%
H1'08
H1'09

Net operating income / Provisions

EUR million


Var.Q2'09/Q2'08
Net op. income
Provisions
Net op. income net of LLPs
175
173
168
162
197
182
+5.5%
176
166
169
154
185
151
-8.7%
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Santander

28

United Kingdom H1'09

Excellent revenues and profit performance fuelled by Abbey and GBM. Moreover, positive contribution from the new units

Attributable profit: £ 790 million (EUR 885 million)

Var. H1'09 / H1'08 in £ (%)


Excluding perimeter
Gross income
+68.4%
+27%
Expenses
+47.6%
+1%
Net operating income
+86.8%
+49%
Net oper. inc. net of LLPs
+64.7%
+34%
Attributable profit
+62.8%
+33%

Net operating income

Sterling million


Total
Global businesses
Retail
374
392
422
501
686
745
317
322
354
373
571
595
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Attributable profit

Sterling million


235
250
252
254
372
312
419
335
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Perimeter impact

Santander

United Kingdom H1'09

29

Sustainable results due to management of spreads on lending, costs control ...

Sustainable results

£ Mill.

Net operating income



+90.0%
+70.6%
374
392
422
501
686
745
314
334
334
345
497
570
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Provisions
Net operating income net of LLPs

Lending spreads improvement ...



Percentage
0.66
0.70
0.77
0.88
1.13
1.44
Q108
Q2
Q3
Q4
Q1'09
Q2
Including A&L since Q1'09

... strong efficiency gains ...

"Jaws"



% var. H1'09/H1'08
+68.4
+47.6
Revenues
Expenses

Efficiency



46.8%
41.0%
H1'08
H1'09

Santander

30 Note: Data in local criteria. A&L proforma data for Q1’08 (*) Including retail deposits of companies and investments
United Kingdom H1’0910.110.29.09.519.719.1Jun’08Jun’09118.7124.140.537.1159.2161.2Jun’08Jun’09Corporate loans stock+5%-8%AbbeyA&L+3%Mortgage stock+0%+6%Balances in Bill. £Balances in Bill. £+1%72.484.827.530.0133.799.9Jun’08Jun’09+17%+34%+9%Deposits stock*18.9AbbeyA&L B&B 2.52.13.82.84.96.3Jun’08Jun’09-14%-22%Other AbbeyA&L-28%UPLs15.011.5Dec’ 08Jun’09Securities portfolio-23%Balances in Bill. £Balances in Bill. £Balances in Bill. £...development of a business strategy which underscores the bank’s priorities

31

Total Latin America

Performance in dollars very impacted by exchange rates. Excluding it, net operating income increased 25% and absorbed the larger provisions

Attributable profit: US$ 2.405 million (EUR 1.806 million)

Var. H1'09 / H1'08 in US$ (%)		Excluding forex
Gross income	-10.7%	+13%
Expenses	-22.1%	-2%
Net operating income	-2.1%	+24%
Net op. income net of LLPs	-18.2%	+3%
Attributable profit	-16.3%	+4%

With no impact on Q2'09 results from Visanet* IPO capital gains: US$ 349 million (€ 262 mill.), fully allocated to strengthen balance sheet

Net operating income

Constant US$ million


Total 2,765 2,858 2,762 2,755 3,464 3,538
Global businesses
Retail 2,281 2,309 2,172 2,188 2,627 2,688
Q1'08 Q2 Q3 Q4 Q1'09 Q2

Attributable profit

Constant US$ million


1,181 1,125 1,179 1,042 1,201 1,204
1,102 1,037 1,103 820 1,097 1,198
Q1'08 Q2 Q3 Q4 Q1'09 Q2
Venezuela impact

Note: 2008 proforma with Banco Real

(*) Sale of 5.67% stake in Visanet. Not including additional capital gains from the greenshoe sale (2%) in July (approx. EUR 95 million)

Santander

32

Latin America units H1'09

Constant US$ Mill. and % o/ H1'08

Positive growth rates in revenues, spreads and profit in all countries except Mexico, as it was harder hit by recession and swine flu

Gross income: 11,174 mill.; +13%	Net operating income: 7,002 mill.; +24%	Attributable profit: 2,405 mill.; +4%


Brazil
Mexico
Chile
Resto
Venezuela (discontinued operations)
7,035
+15%
1,663
0%
1,208
+19%
1,268
+19%
4,369
+30%
1,131
-1%
816
+29%
686
+43%
1,280
+12%
307
-29%
343
+9%
366
+44%
110
-34%

Santander

33

Brazil H1'09

Sound commercial revenues and cost cuts offset the larger provisions because of environment and integration

Attributable profit: US$ 1,280 mill. (EUR 961 mill.)

Var. H1'09 / H1'08 in constant US$ (%)



Gross income
14.8%
Expenses
-3.3%
Net operating income
29.7%
Net oper. inc. net of LLPs
5.6%
Attributable profit
12.3%

Net operating income

Constant US$ million



Total
1,710
1,659
1,620
1,611
2,167
2,201
Global businesses
Retail
1,378
1,306
1,247
1,255
1,694
1,672
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Attributable profit

Constant US$ million



596
543
542
464
601
679
Q1'08
Q2
Q3
Q4
Q1'09
Q2

With no impact on Q2'09 results from Visanet* IPO capital gains: US$ 349 million (€ 262 mill.), fully allocated to strengthen balance sheet

Note: 2008 proforma with Banco Real

(*) Sale of 5.67% stake in Visanet. Not including additional capital gains from the greenshoe sale (2%) in July (approx. EUR 95 million)

Santander

Brazil H1'09

34

Management drivers

- **Assets spreads management in a lower growth environment**

Volumes

Var. Jun'09 o/ Jun'08 in local currency



+16%
+6%
Loans
Deposits excl. Repos

Loan spreads

Retail banking (%)



15.5
15.2
15.0
15.6
15.9
16.4
Q108 Q2 Q3 Q4 Q1'09 Q2

- **Costs management:** negative growth rates with strong potential for reduction (synergies)
- **Risk management:** larger provisions because of environment, but decelerating
- **Significant integration achievements:** support areas, global businesses and retail customers operations

Results*

Gross income

Base 100: Q1'08



100
99
99
100
114
115
Q1'08 Q2 Q3 Q4 Q1'09 Q2

Efficiency ratio

% var. H1'09/H1'08



+14.8
-3.3
Revenues
Expenses
45.0%
37.9%
H1'08
H1'09

Net operating income / Provisions



Var.Q2'09/Q2'08
Net op. income
Provisions
Net op. income net of LLPs
1,710
1,659
1,620
1,611
2,167
2,201
+32.7%
1,193
1,052
949
746
1,195
1,175
+11.7%
Q1'08 Q2 Q3 Q4 Q1'09 Q2

* Data in constant US$

Note.- 2008 proforma with Banco Real

Santander

Mexico H1'09

35

Management drivers

- **Loans:** slowdown due to environment and lower in cards (-26%), in line with market's trend

Volumes

Var. Jun'09 o/ Jun'08 in local currency



+2%
-6%
Loans
Dep. excl. Repos

Loan spreads

Retail banking (%)



11.2
11.4
11.0
10.7
10.8
10.8
Q108
Q2
Q3
Q4
Q1'09
Q2

- **Toward "zero costs"** (+10% in 2008; +1.5% in H1'09)
- **Lower provisions:** measured in cards placed NPLs better than the market's

Cards: entries into arrears (Q1'08=100)



100
131
152
147
129
134(**)
120
126
113
103
95(**)
Q1'08
Q2
Q3
Q4
Q1'09
Q2
In arrears 31 to 60 days
In arrears 1 to 30 days

Results*

Gross income

Base 100: Q1'08



100
111
95
97
103
107
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Efficiency ratio

% var. H1'09/H1'08



-0.2
+1.5
Revenues
Expenses
31.5%
32.0%
H1'08
H1'09

Net operating income / Provisions



Var.Q2'09/Q2'08
Net op. income
Provisions
Net op. income net of LLPs
525
617
471
447
545
586
362
372
183
113
250
279
-5.0%
-25.1%
Q1'08
Q2
Q3
Q4
Q1'09
Q2

* Data in constant US$

(**) Impact from swine flu in two months of recoveries.
Data at June '09 on a quarter-on-quarter basis: 88 (1-30 days); 113 (30-60 days)

Santander

Chile H1'09

36

Management drivers

- **Revenues management:** good customer performance and negative impact from inflation in UF

Volumes

Var. Jun'09 o/ Jun'08 in local currency



+2%
-3%
Loans
Dep. excl.
Repos

Loan spreads

Retail banking (%)



5.3
5.5
5.2
5.4
5.9
5.9
Q108
Q2
Q3
Q4
Q1'09
Q2

- **Costs management:** toward "zero costs" (+8% in 2008; +1.6% in H1'09)
- **Active management of risks:** recoveries as new business unit (lower provisions in Q2'09)
- **Higher tax rates:** change of regulation

Results*

Gross income

Base 100: Q1'08



100
115
132
132
127
128
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Efficiency ratio

% var. H1'09/H1'08



+18.8
+1.6
Revenues
Expenses
37.9%
32.4%
H1'08
H1'09

Net operating income / Provisions



Var. Q2'09/Q2'08
Net op. income
Provisions
Net op. income net of LLPs
289
342
424
426
408
408
+19.3%
205
223
307
288
227
258
+15.9%
Q1'08
Q2
Q3
Q4
Q1'09
Q2

* Data in constant US$

Santander

37

Corporate Activities

Fairly stable quarter. Lower earnings over H1'08 (equity method, gains on financial transactions and dividends) and Metrovacesa provision

Attributable profit (EUR million)


Quarter-on-quarter performance
-473
-330
+143
Q1'09
Q2'09


Year-on-year performance
-119
-684
-803
H1'08
H1'09

Main effects:

- Metrovacesa charge Q1'09 +195
- Other items and taxes -52

Total impact on profit: +143

Main effects:

- Equity method (Cepsa and Sovereign) -151
- Metrovacesa charge -195
- More dividends in 2008 -89
- Expenses (higher rents) -64
- Other items and taxes -185

Total impact on profit: -684

Santander

38 SECONDARY SEGMENTS

39

Retail Banking

Strong resilience of retail banking to the environment, maintaining results sustainability

Retail Banking

Var. H1'09 / H1'08 (%) in EUR


Excl. fx and perimeter
Gross income
+15.3%
+10%
Expenses
+10.5%
+1%
Net operating income
+18.9%
+16%
Net oper. inc. net of LLPs
-5.4%
-5%
Attributable profit
-6.4%
-7%

Net operating income

EUR million


+22%
4,153
4,224
4,251
4,056
4,822
5,142
+7%
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Attributable profit

EUR million


-5%
1,981
1,844
1,843
1,643
1,828
1,752
Q1'08
Q2
Q3
Q4
Q1'09
Q2*

* Venezuela impact accounted for under discontinued operations in Q1'09; € 81 mill. , Q2'09: € 1 mill.

Santander

Global Wholesale Banking (GBM)

40

Excellent business performance backed by market share gains and higher spreads ...

Attrib. profit: EUR 1,513 mill.



Var. H1'09 / H1'08
Gross income
+42.8%
Expenses
-13.2%
Net operating income
+72.4%
Net oper. inc. net of LLPs
+80.8%
Attributable profit
+95.7%

Net operating income



EUR million
628
605
715
951
975
1,152
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Attributable profit



EUR million
394
379
435
533
634
879
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Santander

41

Global Wholesale Banking (GBM)

… and the area's management capacities

1 Generating solid revenues …

- By customer revenues (+50% o/ H1'08)

Gross income (EUR mill.)



Total
Trading
Customers
954
149
805
933
134
799
1,041
61
980
1,266
169
1,097
1,264
116
1,148
1,430
168
1,262
Q1'08
Q2
Q3
Q4
Q1'09
Q2

2 … in our core markets …

- Spain, Brazil and the UK generate around 80% of customer revenues

3 … based on a diversified product portfolio …

Customer revenues (EUR mill.)



2,410
+50%
TOTAL
1,604
Equities
Investment banking
Hedges of interest / exchange rates
Corporate Banking*
429
58
465
652
+2%
+23%
+64%
+74%
438
71
764
1,137
H1'08
H1'09

4 … currently benefiting from higher spreads

Corporate loans spreads (%)



0.85
0.76
0.80
0.99
1.11
1.27
Q1'08
Q2
Q3
Q4
Q1'09
Q2

(*) Includes: Global Transaction Banking and Credit

Santander

42 Global Wholesale Banking (GBM)...and the area’s management capacitiesStrict in costs325328327315278290Q1’08Q2Q3Q4Q1’09Q2-15%5Operating expenses (EUR mill.)??Effort made in reducing structures in 2008 and 2009??Further efficiency improvement, differentiating us from our competitorsStrict commitment in risks and in capital consumption Jun’08 = 100GBM Risk-weighted assets6??High quality of credit portfolio??Revenue growth without increasing risk ...??...and without further liquidity needs10 0101Jun’08Jun’09Bill. eurosLoans to GBM customers7472Jun’08Jun’09Excluding exchange rate impact

43

Asset Management and Insurance

High contribution to the Group via revenues and profit

1 Generates revenues for retail networks (cross-selling)...

- In H1'09: gross income of EUR 1,789 mill. from mutual funds and insurance

= 9% of Group's revenues

2 ... maintaining sustained results

- After costs and fees paid to the networks

Attributable profit (EUR mill.)



115
136
105
115
106
123
Asset Mgmt.
Insurance
41
74
43
93
36
67
39
76
21
85
19
104
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Asset Management

- Adapting to the new revenues environment (favouring deposits, liquidity ...)

Managed assets (EUR Bill.)



131
101
100
105
Dec'07
Dec'08
Mar'09
Jun'09

Expenses (EUR mill.)



94
-17%
79
H1'08
H1'09

Insurance

PBT + H1'09 fees



EUR Mill.
Δ H1'08 (constant EUR)
Brazil
280
+33%
Spain
233
-36%
Germany
192
+34%
UK
109
+30%
Other Latam
146
+14%
Other Europe
141
-2%

Potential from global management + incorporations

Santander

44 SOVEREIGN

Sovereign: contribution to Grupo Santander results

45

Greater share of expenses and provisions than of revenues on the Group's total. Better performance of revenues and expenses in Q2'09

Contribution to Group (Feb-Jun'09)

US$ Mill.

	SOV	% o/ Group*
Gross income	**878**	**4%**
Expenses	581	6%
Net oper. inc.	**297**	**2%**
Provisions	360	7%
Attrib. profit	**-35**	**--**
• **Q1'09:**	**-25**	
• **Q2'09:**	**-10**	

Net operating income increase


US$ million
Gross income
Expenses
Net operating income
501
374
127
+9%
-11%
+66%
544
332
212
Q1'09**
Q2'09

Building up provisions


Loan-loss provisions
US$ million
+30%
183
238
Q1'09**
Q2'09


Total provisions / gross loans (%)
2.63
2.94
Mar'09
Jun'09

Note: data according to Group's criteria
(*) Adjusted to the same generation period
(**) Data February-March on a quarter-on-quarter basis

Santander

46

Sovereign: main business highlights

In lending, reduction of non basic loans continues

Gross loans

US$ billion


59.1
57.6
57.1
55.9
54.9
52.9
-4%
Mar'08
Jun
Sep
Dec
Mar'09
Jun

Portfolio performance Q2'09

	US$ Bill.	%portfolio	Var. o/M'09
Companies	**30.2**	**57.1**	**-2.7%**
• Commercial RE	13.0	24.5	-1.1%
• C&I* and other	12.7	23.9	-4.9%
• Multifamily	4.5	8.6	-1.0%
Indiv.+SMEs	**22.7**	**42.9**	**-5.1%**
• **Secured loans**	**18.0**	**34.1**	**-3.8%**
– Residential	11.2	21.2	-5.2%
– Home equity	6.8	12.9	-1.4%
• **Auto / other**	**4.7**	**8.8**	**-10.1%**
Total	**52.9**	**100.0**	**-3.8%**

NPLs	**3.89%**	**+88 b.p.**
Coverage	**80%**	**-12 p.p.**

Note: data according to US GAAP
(*) Commercial and Industrial

Santander

Sovereign: main business highlights

47

In deposits, focus on capturing demand deposits and exiting products of higher cost, in line with interest rates evolution

On-balance sheet deposits


US$ billion
"Fly to quality (SAN)"
Focus on spreads
49.0
47.3
43.1
48.4
50.5
49.3
Mar'08
Jun
Sep
Dec
Mar'09
Jun

Deposits performance Q2'09

	US$ Bill.	%	Var. o/M'09
Retail	**41.6**	**84.4**	**+1.3%**
• Demand*	16.4	33.2	+5.5%
– No cost	7.4	15.1	+10.6%
• Money markets	11.9	24.2	+1.9%
• Term	13.3	26.9	-3.9%
Institutional	**7.7**	**15.6**	**-19.1%**
• Wholesale	4.6	9.3	-10.5%
• Government	1.5	3.1	-44.9%
• Repos / other	1.6	3.2	-2.6%
Total	**49.3**	**100.0**	**-2.5%**

Note: data according to US GAAP
(*) Demand accounts, *NOW* (negotiable order of withdrawal) and savings accounts

Santander

48 Agenda??Group highlights H1’09??Business areas performance H1’09 ??Conclusions??Appendix

49

In a still very complicated environment for banking business...

... Santander achieved:

- **Q2'09 recurrent profit: EUR 2,423 mill.** …
- **H1'09 recurrent profit of EUR 4,519 million.** Extraordinary results allocated to strengthen the balance sheet
- Solid **net operating income: 2.5 times** the **provisions** made
- Taking advantage of our **diversification: United Kingdom, GBM and Brazil, the main drivers of results**
- **Maintaining high credit quality differential** versus our competitors. Moreover, we have **EUR 6,163 million in generic funds**
- **Capital generation to raise core capital to 7.5%**
- Achieving **the first synergies targets** on the integrations and obtain **further efficiency gains**

The strength of Santander's model enabled us to maintain consistent results in H1'09

Santander

50 ??Revenues management: spreads management, volume, product mix and commissions amid a scenario of lower spreads and volumes??Expenses / synergiesmanagement??Integrationsmanagement??Risk / recoveriesmanagement??Efficient use of capital andliquidityMain focal points for H2’09:Should enable H2’09 to be similar to H1’09 ...... and reach the targets announced for the full year

51 Agenda??Group highlights H1’09??Business areas performance H1’09 ??Conclusions??Appendix

52

Continental Europe. Main units spreads
(%)

SAN Branch Network


3.82
3.87
3.95
3.86
3.40
3.15
2.44
2.48
2.52
2.16
2.21
2.26
1.19
0.89
1.38
1.39
1.43
1.70
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Loans
Deposits
Total

Banesto Retail Banking


3.27
3.43
3.35
3.17
2.69
2.51
1.90
2.01
1.90
1.64
1.90
1.94
0.79
0.57
1.37
1.42
1.45
1.53
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Loans
Deposits
Total

Santander Consumer Lending


4,10
3.76
3.85
4.03
4.32
4.61
Q1'08
Q2
Q3
Q4
Q1'09
Q2

Portugal Retail Banking


3.43
3.33
3.27
3.05
2.35
2.15
1.96
1.94
1.90
1.57
1.61
1.70
0.74
0.45
1.47
1.39
1.37
1.48
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Loans
Deposits
Total

53

Continental Europe. NPLs and coverage

Banco Santander*


169%
96%
69%
1.06%
1.93%
2.59%
Jun'08
Dec'08
Jun'09
NPLs
Coverage

Banesto


202%
106%
73%
0.80%
1.64%
2.32%
Jun'08
Dec'08
Jun'09
NPLs
Coverage

Santander Consumer


90%
86%
90%
3.49%
4.18%
5.14%
Jun'08
Dec'08
Jun'09
NPLs
Coverage

Portugal


93%
77%
65%
1.53%
1.72%
2.13%
Jun'08
Dec'08
Jun'09
NPLs
Coverage

(*) The Santander Branch Network NPL ratio was 3.50% and coverage 57% at June 2009

54

United Kingdom. Spreads and NPL ratios
(%)

Spreads Retail Banking


2.00
1.95
2.01
2.02
2.04
2.22
1.34
1.25
1.24
1.14
1.13
1.44
0.91
0.78
0.66
0.70
0.77
0.88
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Loans
Deposits
Total

Note: Including A&L since Q1'09

NPLs and coverage ratios


55%
69%
45% (*)
0.70%
1.04%
1.54%
Jun'08
Dec'08
Jun'09
NPLs
Coverage

Note: Including A&L since Dec. 08

(*) UPLs coverage >100%

Santander

55

Exchange rates. Latin America H1'09

Strong depreciation of Latin American currencies against the dollar and euro

AVERAGE RATES EUR / LOCAL CCY.

	H1'09	H1'08	Var.
US DOLLAR	1.331	1.529	15%
BRAZILIAN REAL	2.916	2.594	-11%
NEW MEXICAN PESO	18.435	16.236	-12%
CHILEAN PESO	778.774	712.124	-9%

AVERAGE RATES US$ / LOCAL CCY.

	H1'09	H1'08	Var.
BRAZILIAN REAL	2.190	1.697	-23%
NEW MEXICAN PESO	13.845	10.618	-23%
CHILEAN PESO	584.906	465.714	-20%

(*) Positive sign: currency appreciation; negative sign: currency depreciation

Santander

56

Spreads main countries Latin America
(%)


Brazil Retail Banking
16.76
16.44
16.29
16.87
17.01
17.43
15.51
15.20
15.00
15.59
15.94
16.39
1.25
1.24
1.29
1.28
1.07
1.04
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Loans
Deposits
Total


Mexico Retail Banking
14.71
14.90
14.70
14.27
14.19
13.35
11.19
11.44
10.99
10.69
10.83
10.77
3.52
3.46
3.71
3.58
3.36
2.58
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Loans
Deposits
Total


Chile Retail Banking
8.40
8.61
8.69
8.51
7.92
7.81
5.33
5.45
5.24
5.35
5.90
5.89
3.07
3.16
3.45
3.16
2.02
1.92
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Loans
Deposits
Total

Santander

57

Latin America. NPL and coverage ratios

Brazil


116%
102%
92%
3.24%
3.58%
4.64%
Jun'08
Dec'08
Jun'09
NPLs
Coverage

Mexico


158%
132%
122%
1.45%
2.41%
3.04%
Jun'08
Dec'08
Jun'09
NPLs
Coverage

Chile


111%
102%
94%
2.28%
2.64%
3.30%
Jun'08
Dec'08
Jun'09
NPLs
Coverage

Santander

SANTANDER

Item 3
Press Release
Santander and AIG to integrate their consumer
finance businesses in Poland
•	Santander will hold a 70% stake in the combined company and AIG the remaining 30%.

•	The loan portfolio of the combined company will amount to EUR 3.5 billion

•	The resulting company will become one of the top players in the Polish consumer finance market.
Madrid, July 29, 2009 — Santander Consumer Finance and American International Group, Inc. (AIG) have agreed to combine their consumer finance businesses in Poland conducted through Santander Consumer Bank (Poland) S.A and AIG Bank Polska S.A, respectively. The transaction, which is pending regulatory approvals from the Polish Financial Supervision Commission and other appropriate regulatory authorities, will result in an exchange of shares, providing Santander with a 70% stake of the combined company and AIG the remaining 30%. Santander will also assume the management of the resulting company.
The companies are very complementary, enabling Santander Consumer Bank to take a significant leap in the consumer finance business in Poland. The combined company will become one of the top players in the Polish consumer finance market, and will leverage the product offerings of both AIG Bank Polska and Santander Consumer Bank. Santander Consumer Bank will contribute its strength and expertise in the auto financing business, where it has a 30% market share in new car financing. The combined company will benefit from AIG Bank Polska’s leading position in segments such as personal loans, credit cards and deposits. The combined company will also be able to grow its positions by leveraging the strong distribution network that it is inheriting. The integrated company will have 250 branches.
The loan portfolio of the resulting company will amount to EUR 3.5 billion, while deposits will total EUR 750 million.
Banco Santander (SAN.MC, STD.N) is a retail and commercial bank, based in Spain. At the end of 2008, Santander was the largest bank in the euro zone by market capitalization and third in the world by profit. Founded in 1857, Santander had EUR 1,168 billion in managed funds at the end of 2008. Following the acquisition of Sovereign Bancorp. of the U.S. in January 2009, Santander has 90 million customers, more than 14,000 branches – more than any other international bank – and 170,000 employees. It is the largest financial group in Spain and Latin America, with leading positions in the United Kingdom and Portugal and a broad presence in Europe through its Santander Consumer Finance arm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 31, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President